EXHIBIT 12.1

Eagle Family Foods Holdings, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Fifty-Three Week Period Ended July 3, 2004	Fifty-Two Week Period Ended June 28, 2003	Fifty-Two Week Period Ended June 29, 2002	Fifty-Two Week Period Ended June 30, 2001	Fifty-Two Week Period Ended July 1, 2000
Adjusted Earnings
Income (loss) from continuing operations before income taxes	$(1,930)	$1,796	$1,761	$(8,437)	$(21,610)
Portion of rent representative of interest	107	125	409	334	272
Interest on indebtedness	16,173	15,004	19,863	32,228	30,821

Total earnings as adjusted	14,350	16,925	22,033	24,125	9,483

Fixed Charges
Portion of rent representative of interest	107	125	409	334	272
Interest on indebtedness	16,173	15,004	19,863	32,228	30,821

Total fixed charges	16,280	15,129	20,272	32.562	31,093

Surplus (deficiency) of earnings	$(1,930)	$1,796	$1,761	$(8,437)	$(21,610)

Ratio of earnings to fixed charges (a)	—	11.9 to 1.0	8.7 to 1.0	—	—

(a)	As earnings for the fifty-two week period ended July 3, 2004, June 30, 2001 and July 1, 2000 were inadequate to cover fixed charges, a ratio of earnings to fixed charges for the period has not been presented. The deficiencies of earnings to fixed charges were $1.9 million, $8.4 million and $21.6 million, respectively.